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                                                                    EXHIBIT 4.77

WITHOUT PREJUDICE

January 27, 2003

PRIVATE & CONFIDENTIAL

Mr. Bob Calvert
32 Wellington Drive
Moose Jaw, Saskatchewan
S6K 1A3

Dear Bob:

CanWest Media Inc. ("Company") has determined that a senior executive is required to oversee each of our Broadcast and Print operations throughout Canada.

Accordingly, I am pleased to confirm the details of our offer pertaining to your appointment to the position of Senior Vice President, Operations effective January 27, 2003. The following are the details of your new terms and conditions of employment, effective from January 27, 2003.

EMPLOYER:               CanWest Canadian Media, an operating division of CanWest
                        Media Inc.

TITLE:                  Senior Vice President, Operations

REPORTING TO:           Chief Operating Officer, Operations

DUTIES:                 1.    Oversee the publishers and station managers of
                              each of the Canadian print, broadcast, interactive and radio operations, and the manufacturing and circulation operations of CanWest Publications.

                        2. Implement a regular detailed operational review process within each newspaper and local television station operation, as well as each print manufacturing operation, to be scheduled no less frequently than quarterly. Such process shall be implemented by March 1, 2003 and will include written agendas and a written reporting process on such reviews to be agreed upon with the COO, as required.

                        3. Schedule quarterly visits to regional Operations, to commence by no later than March 1, 2003.
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                        4.    Work with the Head of Business Operations to
                              implement a coordinated national labour relations strategy in all of our operations, including specifically coordinating the management of all potential labour strategies within our Alberta and Montreal broadcast operations where potential labour disruptions could occur in fiscal 2003.

                        5. Work with the Head of Finance and Administration to implement succession planning, compensation review, training and financial reporting/forecasting plans within all local operations, as well as formulate and implement all other HR, Finance and Administration strategic initiatives.

                        6. Work with the Head of Regulatory and Government Relations to formulate and implement all regulatory strategic initiatives relating to radio and television broadcast renewal, disaffiliation and licensing applications.

                        7.    Work with the CIO, Head of Finance and
                              Administration and Head of Integration Projects to ensure the successful formulation and implementation of all technology strategic initiatives, capex plans and the successful implementation of the CWBS business plan and ReachCanada business plan.

                        8. Work with the Head of News and Information Content to successfully implement its statement of journalistic principles.

                        9. Work with the Head of Sales to define, co-ordinate and implement an appropriate three (3) year sales plan including the implementation of all identified national, local and regional sales initiatives for print, broadcast and interactive.

                        10. Work with the Head of Interactive to redefine and formulate an appropriate three (3) year business plan commensurate with revenue opportunities to service CanWest's national and regional online strategic initiatives.

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                        11.   Work with the CIO, Head of Print Manufacturing and
                              Head of Broadcast Technology to co-ordinate and implement an appropriate three (3) year technology plan, including the implementation of all identified national, local and regional technology initiatives for print, broadcast and interactive.

                        12. Work with the Head of News and Information Content to define and formulate an appropriate overall three (3) year integrated News and Information content plan. Identify appropriate and practical news initiatives and prepare and execute all national, regional and local news.

                        13. Work with the Head of Entertainment Content to define and formulate an appropriate entertainment content three (3) year plan. Identify an appropriate U.S. and Canadian three (3) year vision with particular reference to growing of Canadian and U.S. audiences and implement all national, regional and local programming and content initiatives.

                        14. Work with the COO-Operations, COO-Corporate, CEO and other executives of the Company, as required.

LOCATION:               Moose Jaw, Saskatchewan; provided you will travel as
                        reasonably required to fulfill the duties of your position. In addition, you shall be in Winnipeg at least one (1) day per week or as reasonably required to fulfill the duties of your position.

BASE SALARY:            Effective January 27, 2003, $400,000 per annum ("Base
                        Salary"). Your Base Salary will be reviewed annually, effective September 1 of each year.

SHARE PURCHASE PLAN:    To the extent permitted by the relevant laws, you will
                        be eligible to participate in the Company's Management
                        Share Purchase Plan.

BENEFITS:               You are entitled to receive all the benefits offered to
                        CanWest Canadian Media employees generally, including life insurance, medical and dental coverage, accidental death and dismemberment, and long-term disability.


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PENSION:                You shall continue to participate in the Company's
                        pension plan(s) on the same basis and terms as you are currently entitled.

PERQUISITES:            At least two (2) professional societies/organizations,
                        to be agreed.

INCENTIVE ENTITLEMENT:  You will be entitled to participate at the level of 50%
                        of your Base Salary. In addition, you will be eligible for up to 10% of your Base Salary for overachievement of financial targets. The new incentive plan for this executive position in the Company's Canadian operations recognizes the importance of this position. The bonus eligibility is based on the achievement of agreed upon individual financial and personal objectives, with weighing to each as set out in Schedule "A" attached in conjunction with the COO-Operations.

VACATION ENTITLEMENT:   Six (6) weeks per annum each fiscal year, with no more
                        than three (3) weeks' vacation to be scheduled consecutively in any one (1) instance. Vacation credits cannot be carried forward from year to year. You will be expected to schedule your vacation periods so as not to unduly affect the operation of the Company.

LEASED VEHICLE:         You will be eligible for an allowance of $1,127 per
                        month (as under your current arrangement) to help cover your cost of owning/leasing and operating a motor vehicle. Compensation for operating expenses (insurance, maintenance, and fuel) is not included in the said monthly allowance. The allowance benefit will be added to your pay cheque by CanWest Canadian Media's payroll department.

STOCK OPTIONS:          Participation in CanWest's Executive Stock Option Plan
                        on the same basis as you currently have. Grants are made in January of each year for the preceding year ending in August, so your first potential grant would be in January 2003. Grants are subject to approval by the Board of Directors, as recommended by the Compensation
                        Committee, and subject to the terms of the said Plan.
                        Please note that the terms of the Plan are subject to annual review and may be amended or the Plan terminated in the future and that your entitlement to participate therein and terms of any grants are subject to the rules of the Plan.

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EXPENSES:               The Company shall pay or reimburse you for all travel
                        and out-of-pocket expenses reasonably incurred or paid by you in the performance of your duties and responsibilities in accordance with the Company's travel policy.

INTELLECTUAL PROPERTY:  Title to all technical developments, products, ideas, concepts, inventions and computer programs made or originated by you pursuant to the services to be performed by you in respect of your duties, shall vest exclusively in the Company. You agree to make prompt and full disclosures to the Company of all technical developments, products, ideas, concepts, inventions and computer programs originating with you alone or in conjunction with Company employees while engaged in the services to be carried out. The Company shall have the sole right to determine whether technical developments, products, ideas, concepts, inventions and computer programs so disclosed to it, are capable of protection as intellectual property rights (as, for example, by patent, copyright, etc.) under the laws of any country, and in such instances when a determination is so made to obtain such rights and hereby assign to the Company, all rights in such technical developments, products, ideas, concepts, inventions and computer programs, including copyright therein, and the right to obtain patents thereon worldwide.

CONFIDENTIALITY AND     You will not divulge, either during the term of your
NON SOLICITATION:       employment or thereafter, any confidential information
                        regarding the Company or its affiliates, and will not seek to employ or assist any entity in seeking to employ any person who is an employee of the Company or any of its affiliates at the time your employment ceases.

NON COMPETITION:        In the event you resign, or your employment is
                        terminated by the Company, you will not, for a period of twelve (12) months thereafter, engage in, consult to, give advice to, or be employed by, an entity or business engaged in television broadcasting (including specialty cable operations, satellite or other means of television broadcasting) or newspaper operations in any market where the Company or its

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                        affiliates then, in respect of television broadcasting,
                        newspaper or other undertaking:

                            (a) has a material interest (being an interest in excess of a 10% economic interest); and

                            (b) operates or has an influence over (including by way of board representation).

                        For certainty, the non-competition covenant will not apply in respect of a market where the Company may own a material interest in a television or newspaper undertaking, but is not engaged in its operation or does not have an influence over or have representation on such entity's Board. Upon the Company's request, you will forthwith resign your directorship with Hollinger Inc. and any of its affiliates.

TERMINATION:            The Company shall be entitled to terminate your
                        employment in the event of:


                            (a)   your death;

                            (b)   your disability;

                            (c)   for just cause (for purposes of this
                                  agreement, "just cause" shall only constitute your committing a fraudulent act against the company or your being convicted of, or pleading guilty to, an indictable offence), or

                            (d)   without just cause subject to the following.

                        In the event the Company terminates your employment for just cause or you resign your employment prior to August 31, 2004, you will be entitled to your Base Salary (but no Incentive Entitlement) pro rated to the date of termination.

SEPARATION AGREEMENT:   The terms of your separation letter agreement dated
                        December 2, 2002 ("Separation Agreement") shall be suspended and of no force or effect while you continue to be employed as Senior Vice President, Operations pursuant to this letter agreement ("Employment Letter"), or in the event of the termination of your employment for just cause or your resignation your employmet prior to August 31, 2004.

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                        In the event that the Company terminates your employment
                        without just cause, or in the case of your death or permanent disability occurring prior or following August 31, 2004, or your resigning your employment after August 31, 2004, the terms of the Separation Agreement shall apply from the effective date of any such event ("Effective Date"), subject to the following modification of dates:

                            (a) the Separation Date shall be deemed to be the Effective Date;

                            (b) the Salary Continuance Period will be the twenty-four (24) months following the Effective Date;

                        and, for greater certainty, the obligation of the Company to pay you the Salary Continuance in accordance with the provisions of paragraph 3 of the Separation Agreement, and subject to the other provisions of the Separation Agreement, shall apply mutatis mutandis.

Yours truly,

CANWEST MEDIA INC.

Rick Camilleri
Chief Operating Officer

I have reviewed and agree to the above terms and conditions of employment.

/s/ BOB CALVERT                              JANUARY 27, 2003
_________________________________       ______________________________
Bob Calvert                             Date

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